K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 4, 2024
FILED VIA EDGAR
David P. Mathews
Division of Investment Management
Securities and Exchange Commission
444 S Flower Street Suite 900
Los Angeles, CA 90071

Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761)
--Neuberger Berman Total Return Bond ETF

Dear Mr. Mathews:

This letter responds to your comments, discussed in our telephone conversation on November 13, 2024, regarding your review of Post-Effective Amendment No. 22 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger Berman Total Return Bond ETF (the “Fund”). We expect to file Post-Effective Amendment No. 25 on December 4, 2024, which will go effective on December 11, 2024, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
General Comments
Comment 1: Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.
Response: The Registrant acknowledges the Staff’s comment and confirms that the changes made to the Registration Statement as identified in this letter have been made to all similar disclosure in the Registration Statement.

Mr. David P. Mathews
Division of Investment Management
Securities and Exchange Commission
December 4, 2024

Prospectus
Comment 2:  Please provide a completed fee table and expense example to the Staff at least 5 business days prior to effectiveness.
Response:  The Registrant has included the completed fee table and expense example below:
FEES AND EXPENSES
These tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.37
Other expenses[1]	0.66
Total annual operating expenses	1.03
Fee waivers and/or expense reimbursement	0.66
Total annual operating expenses after fee waivers and/or expense reimbursement[2]	0.37

1	“Other expenses” are based on estimated amounts for the current fiscal year; actual expenses may vary.
2
Neuberger Berman Investment Advisers LLC (“Manager”) has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses, taxes including any expenses relating to tax reclaims, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund are limited to 0.37% of average net assets. This undertaking lasts until 10/31/2028 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that it will repay the Manager for fees and expenses waived or reimbursed for the Fund provided that repayment does not cause annual Operating Expenses to exceed 0.37% of the Fund’s average net assets. Any such repayment must be made within three years after the year in which the Manager incurred the expense.

Expense Example
The expense example can help you compare costs among funds. The example assumes that you invested $10,000 for the periods shown, that you redeemed all of your shares at the end of those periods, that the Fund earned a hypothetical 5% total return each year, and that the Fund’s expenses were those in the table. Actual performance and expenses may be higher or lower.

1 Year	3 Years
$38	$119

Mr. David P. Mathews
Division of Investment Management
Securities and Exchange Commission
December 4, 2024

Comment 3:  The Staff notes that the second sentence of the second paragraph of the Principal Investment Strategies–Investment Philosophy and Process section states, “As part of their fundamental investment analysis, the Portfolio Managers consider Environmental, Social and Governance (ESG) factors they believe are financially material to individual investments…”  Please include examples of financially material ESG factors that will be considered while selecting investments pursuant to the Fund’s Principal Investment Strategies.
Response: No change was made in response to this comment. The Registrant does not believe additional disclosure regarding any specific ESG factors is needed in the Principal Investment Strategies section. There may not be financially material ESG factors for all investments and ESG factors are only one factor considered, and are not singularly determinative, for investment decisions. However, the Registrant will continue to consider the adequacy of our disclosure.
Comment 4:  In the Appendix–Related Performance Information of Similar Account section, the composite was initially described as reflecting multiple substantially similar accounts but later is described as being comprised of only one account as of December 31, 2023. Please add disclosure regarding the nature and number of the accounts reflected within the composite since its inception in 2020.
Response:  The Registrant has added the following disclosure:
The historical performance data for the Composite should not be considered a substitute for the Fund’s performance, and should not be considered an indication of the Fund’s future performance. The Composite started in 2020 and was comprised of one account with $43 million in market value as of December 31, 2020. Since that time, the number of accounts in the Composite has remained the same and the market value of the account has ranged from $37 million to $44 million. As of December 31, 2023, there was one account in the Composite and the market value of the Composite was approximately $38 million. Since fees, commissions, and taxes may differ for the Composite and the Fund, performance data for identical periods may differ. The Composite has been constructed in compliance with the GIPS® standards.
Comment 5:   In correspondence, please represent that the Fund will retain records necessary to support the presentation of prior related performance as required by the Rule 204-2(a)(16) under the Investment Advisers Act of 1940 and indicate whether the GIPS performance information in the Appendix–Related Performance Information of Similar Account section was audited or verified by a third party.
Response:  The Registrant confirms that the Fund will retain records necessary to support the presentation of prior related performance as required by the Investment Advisers Act of 1940, as amended, Rule 204-2(a)(16). The performance information included in the Appendix–Related Performance Information of Similar Account has not been audited or verified by a third party. However, the Registrant notes that the Adviser’s overall GIPS compliance was verified by a third party for the period of 2016-2022.
Comment 6:  In the Appendix–Related Performance Information of Similar Account section, please confirm in correspondence that the GIPS performance information presented for the composite is reflected net of all actual fees and expenses of the accounts in the composite, not just net of management fees.
Response:  The Registrant confirms that the Composite Net of Fee returns is presented with the deduction of the highest model fee applicable to the accounts within the Composite.

Mr. David P. Mathews
Division of Investment Management
Securities and Exchange Commission
December 4, 2024

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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com. Thank you for your attention to these matters.

Sincerely,

/s/ Franklin Na

Franklin Na